[LETTERHEAD OF TOWER SEMICONDUCTOR LTD.]

                                  November 30, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	Tower Semiconductor Ltd. (the “Company”) Amendment No.1 on Form 20-F/A to Form 20-F for fiscal year ended December 31, 2008 Filed November 24, 2009 File No. 0-24790

Dear Mr. Vaughn:

        We are writing in reference to the above captioned filing and the letter filed in connection therewith with the Commission on behalf of the Company by Eilenberg & Krause LLP on November 24, 2009 that contained comments of the Staff and the Company’s responses thereto.

        The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TOWER SEMICONDUCTOR LTD. By: /s/ Oren Shirazi —————————————— Oren Shirazi Chief Financial Officer